SECU 14045209 SION

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 68098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELLINGTON SHIELDS & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 44TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID V. SHIELDS — 212 320-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/17/14

OATH OR AFFIRMATION

I, DAVID V. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WELLINGTON SHIELDS & CO.,LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE CHM

Title

Notary Public

LESLIE SNAPPER
Notary Public, State of New York
No. 01SN6123197
Qualified in Queens County
Commission Expires February 28, 2017

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLINGTON SHIELDS & CO., LLC
(A Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

FOR THE YEAR ENDED DECEMBER 31, 2013

CONTENTS

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

1956 - 2006 50 Years Growth • Solutions • Vision

INDEPENDENT AUDITOR'S REPORT

To the Managing Members of
Wellington Shields & Co., LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Wellington Shields & Co., LLC (the "Company") (a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC) as of December 31, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com PrimeGlobal
Member of the Center for Audit Quality, an Affiliate of the American Institute of Certified Public Accountants ("AICPA")
Member of the AICPA Employee Benefit Plan Audit Quality Center

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wellington Shields & Co., LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statement as a whole.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 28, 2014

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2013

ASSETS

Cash	$ 407,994
Securities owned, at fair value	1,214,926
Deposits with clearing broker-dealers	200,017
Receivables from broker-dealers	662,490
Receivable from affiliates	894,212
Furniture, equipment and leasehold improvements – at cost, net of accumulated depreciation in the amount of $2,018,207	83,816
Letter of credit	105,263
Prepaid expenses and other assets	417,280
	$ 3,985,998

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 1,067,477
Borrowings subordinated to general creditors	450,000
	1,517,477
Commitments and contingent liabilities	165,000
Member's equity	2,303,521
	$ 3,985,998

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and the FINRA and is a wholly owned subsidiary of Wellington Shields Holdings LLC ("Holdings"). The Company's principal line of business is conducting securities transactions for its customers located throughout the United States. The Company clears its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Security transactions are recorded by the Company on the trade date as if they had settled. Securities owned and securities sold, not yet purchased, are stated at fair value. Securities received as compensation for investment banking transactions are recorded at fair value on the date received.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Securities are reported at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Deposits with Clearing Brokers

The Company does not carry accounts for customers or perform custodial functions related to customer securities. Deposits with Clearing Brokers represents cash held at that broker.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost and are being depreciated over five years, which approximates their useful lives, using the straight-line method. Leasehold improvements are being amortized using the straight-line method over the term of the related office space lease, which is four years. Major expenditures for furniture and equipment and those which substantially increase their useful lives are capitalized; maintenance and repairs, are expensed as incurred.

Income Taxes

The Company was organized as a limited liability company in 2008 and is included in the federal partnership tax returns filed by Holdings. Accordingly, no provisions for income taxes are required in these financial statements as the items of income or loss will be included in the tax returns of Holdings' members.

Although the Company itself is not directly subject to income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax returns of Holding's members. Therefore, GAAP requires that any such effects be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2013 the Company has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

Holding's income tax returns for the years 2010 through 2013 are subject to examination by federal, state and local income tax authorities.

Concentration of Credit Risk

The Company invests its excess cash in deposits with major financial institutions, money market funds, and securities issued by the U.S. and local governments and companies with strong credit ratings, and has established guidelines relative to diversification and maturities that maintain safety and liquidity. Financial instruments that subject the Company to risk of loss include (a) securities owned, (b) receivables and deposits with brokers and dealers; and (c) receivables from affiliated entities.

Fair Value Hierarchy

FASB ASC 820-10 establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs for valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 , are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access as the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset of liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less unobservable in the market, the determinates of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3. SECURITIES OWNED

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

U.S. Government Securities

U.S government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

U.S. Agency Securities

U.S agency securities are composed of three main categories consisting of agency-issued debt, agency mortgage pass-through pool securities, and collateralized mortgage obligations. Noncallable agency issued debt securities are generally values using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable security. Collateralized mortgage obligations are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities. Actively traded noncallable agency issued debt securities are generally categorized in level 1 of the fair value hierarchy. Callable agency issued debt securities, agency mortgage pass-through pool securities, and collateralized mortgage obligations are generally categorized in level 2 of the fair value hierarchy.

Exchange Traded Equity Securities

Exchange traded equity securities are generally valued based on quoted market prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or 3 of the fair value hierarchy. Securities categorized in level 2 are classified as such as the securities are restricted or not actively traded.

Residential Mortgage-Back Securities (RMBS) and Asset- Backed Securities (ABS)

RMBS and ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity.

State and Municipal Bonds

The fair value of state and municipal securities is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Residential Mortgage Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS") and other Asset-Backed Securities ("ABS")

RMBS, CMBS and other ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default and recovery rates and/or applying discounted cash flow techniques. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation ("FICO") scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of RMBS and CMBS indices are also used as an additional data point for benchmarking purposes or to price outright index positions.

RMBS, CMBS and other ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then RMBS, CMBS and other ABS are categorized in Level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis

As of December 31, 2013

	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. government and agency	$ -	$ 3,070	$ -	$ 3,070
Residential mortgage backed securities	-	102,883	-	102,883
Exchange traded securities	6,596	25,225	-	31,821
State and municipal bonds	-	1,077,152	-	1,077,152
	$ 6,596	$ 1,208,330	$ -	$ 1,214,926

The aggregate cost of securities was $1,220,514 at December 31, 2013.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of furniture, equipment and leasehold improvements include the following:

	Life – Years	
Furniture and equipment	5	$ 1,759,655
Leasehold improvements	4	342,368
		2,102,023
Less accumulated depreciation/amortization		2,018,207
Net furniture, equipment and leasehold improvements		$ 83,816

5. EMPLOYEE BENEFIT PLAN

Employees' Savings and Investment Plan

The Company sponsors a 401(k) deferred contribution plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the

Internal Revenue Code. The Company, at its discretion, may also make matching contributions to the plan. The Company made no contribution to the plan for the year ended December 31, 2013.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under several operating leases for office space and equipment which expire at various dates between June 30, 2014 and September 30, 2024.

The Company leased office space under a five-year lease agreement assumed from a member of Holdings. The lease expired on December 31, 2013 and required annual rent of $852,000 plus operating and real estate tax escalation payments. On December 18, 2013 the Company signed an extension and second amendment to lease, to extend the term of the lease commencing January 1, 2014 and terminating September 30, 2024. Annual rent ranges from $891,792 plus operating and real estate tax escalations at the beginning of the lease to $1,003,266 for the final three years of the agreement. Under the terms of the agreement the company is not required to pay rent for the first nine months of the agreement. The Company is also entitled to receive reimbursement from the landlord for up to $836,055 in renovations to the office space.

Future minimum annual lease payments under operating leases are as follows:

Year Ending December 31,	Minimum Lease Payment
2014	$ 377,768
2015	925,150
2016	915,792
2017	929,726
2018	947,529
Beyond 2018	5,663,503
	$ 9,759,468

Arbitration Proceedings and Litigation

In February 2012, the Company was named as a respondent in an arbitration proceeding before FINRA – Dispute Resolution. The parties have completed discovery. The arbitration process started in February 2014 and is expected to resume in May 2014. The Company is vigorously contesting the merits of the claim but has accrued $165,000 for the potential loss.

Letter of Credit

A commitment under a standby letter of credit is $100,000 at December 31, 2013. Effective January 1, 2014 the letter of credit was increased to $400,000 and extended to December 31, 2024.

7. RELATED PARTY TRANSACTIONS

The Company shares office space with affiliates related by common ownership. Allocation of expenses to these affiliates is based on management estimates. As of December 31, 2013 expenses aggregating $900,097 were allocated to these affiliates, and at December 31, 2013 the receivable from these affiliates was $894,212 which is due on demand, and repayable on a quarterly basis.

8. SUBORDINATED BORROWING

At December 31, 2013, the Company has a borrowing under a subordination agreement as follows:

Subordinated note, non-interest bearing, repayments of $225,000 annually on December 31, 2014 through 2015	$ 450,000

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, the repayment will be suspended.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $1,339,919 which was $1,239,919 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.9198 to 1.

10. CONCENTRATION OF CREDIT RISK

The Company is subject to credit risk in the event that its clearing brokers are unable to fulfill their obligations. The Company maintains its cash in bank deposit accounts which, at times may exceed federal insured limits. The Company has not experienced any losses in such accounts and management believes that the risk of loss is negligible.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's transactions are cleared by other broker-dealers in securities pursuant to clearance agreements. Although the Company clears its transactions through other broker-dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2013, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

12. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through March 28, 2014, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring adjustment or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

NET CAPITAL		
Member's equity		$ 2,303,521
Add:		
Liabilities subordinated to claims of general creditors		450,000
Total capital and allowable subordinated borrowings		2,753,521
Deductions:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	$ 83,816	
Receivable from affiliates	894,212	
Other receivable	2,091	
Securities, not readily marketable	31,821	
Prepaid expenses and other assets	340,976	
		1,352,916
Other deductions and/or charges		3,500
Net capital before haircuts on securities positions		1,397,105
Haircuts on securities:		
Exempted securities	57,186	
Debt securities	-	
Other securities	-	
		57,186
Net capital		$ 1,339,919

(Continued)

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

SCHEDULE I
(continued)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other liabilities	$ 1,067,477
Commitments and contingencies	165,000
Total aggregate indebtedness	$ 1,232,477

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 100,000
Net capital at 1,500 percent	$ 1,239,919
Excess net capital at 1,000 percent	$ 1,216,671
Ratio: aggregate indebtedness to net capital	0.9198 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17-A-5 as of December 31, 2013.

See independent auditor's report.

RSSM ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

1956 - 2006 50 Years · Growth · Vision · Solutions

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Managing Members of
Wellington Shields & Co., LLC

In planning and performing our audit of the financial statements of Wellington Shields & Co., LLC (the "Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 28, 2014

RSSM ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants
1956 - 2006 50 Years Growth • Vision • Solutions

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Members of
Wellington Shields & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Wellington Shields & Co, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wellington Shields & Co., LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wellington Shields & Co., LLC's management is responsible for Wellington Shields & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers referenced above supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the management of Wellington Shields & Co., LLC and specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 28, 2014

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

For the Year Ended December 31, 2013

SIPC-7 general assessment	$ 34,446
Less: payments made with SIPC-6 filed	17,657
Amount due with SIPC-7 – paid in 2013	$ 16,789

See independent accountant's report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation.